

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 5, 2023

Carl Lundblad
President
LINKBANCORP, Inc.
1250 Camp Hill Bypass
Suite 202
Camp Hill, PA 17011

Re: LINKBANCORP, Inc.
Registration Statement on Form S-4
Filed April 28, 2023
File No. 333-271516

Dear Carl Lundblad:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact John Stickel at 202-551-3324 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance